UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41879

GARDEN STAGE LIMITED

(Translation of registrant’s name into English)

30th Floor, China Insurance Group Building

141 Des Voeux Road Central

Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Extraordinary General Meeting Results

On August 26, 2026, Garden Stage Limited (the “Company” or “Garden Stage Limited”) held its extraordinary general meeting of shareholders (the “EGM”). At the EGM, a total of 925,014,508 of the Company’s ordinary shares, including Class A ordinary shares Class B ordinary shares (collectively, the “Ordinary Shares”) were represented by proxy, representing approximately 99.84% in voting power of the Company’s Ordinary Shares as of the July 29, 2026, record date. Class A ordinary shares are entitled to 1 vote per share and Class B ordinary shares are entitled to 100 votes per share.

The following are the voting results for the voting items considered and voted upon at the EGM, each as described in the convocation notice and explanatory notes thereto made available to shareholders on August 13, 2026.

Voting Item 1: Increase in Authorized Share Capital

AN ORDINARY RESOLUTION THAT the authorized share capital of the Company be increased FROM US$50,000 divided into (i) 2,453,750 Class A ordinary shares of a par value of US$0.02 each and (ii) 9,250,000 Class B ordinary shares of a par value of US$0.0001 each TO US$1,000,000 divided into (i) 49,953,750 Class A ordinary shares of a par value of US$0.02 each and (ii) 9,250,000 Class B ordinary shares of a par value of US$0.0001 each.

For	Against	Abstain
925,012,143	2,340	25

Voting Item 2: Adoption of third amended and restated memorandum and articles of association

A SPECIAL RESOLUTION THAT subject to and conditional upon the approval for resolutions 1, the adoption of the third amended and restated memorandum and articles of association of the Company (the “Third M&A”), in the form of Exhibit A attached to the proxy statement, in substitution for and to the exclusion of the existing second amended and restated memorandum and articles of association of the Company in its entirety with immediate effect.

For	Against	Abstain
925,012,674	1,809	25

Voting Item 3: Authorization of transfer agent and share registrar and registered office provider

AN ORDINARY RESOLUTION THAT (i) the transfer agent and share registrar of the Company be authorized to update the register of members of the Company, and (ii) the registered office provider be authorized to make such filings with the Registrar of Companies in the Cayman Islands as may be necessary to reflect the Share Redesignation and the adoption of the Third M&A.

For	Against	Abstain
925,012,679	1,804	25

Voting Item 4: Adjournment of EGM

AN ORDINARY RESOLUTION THAT the chairperson of the EGM be directed to adjourn the EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the resolutions 1 – 3.

For	Against	Abstain
925,012,674	1,809	25

Incorporation by Reference

The contents of this Report on Form 6-K are hereby incorporated by reference into (i) the Company’s registration statement on Form F-3 (File No. 333-283618) that was initially filed with the SEC on December 5, 2024 and declared effective by the SEC on March 10, 2025, and (ii) the Company’s registration statement on Form S-8 (File No. 333-287932) filed with the SEC on June 11, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Garden Stage Limited

Date: September 8, 2026	By:	/s/ Sze Ho, CHAN
	Name:	Sze Ho, CHAN
	Title:	Chief Executive Officer

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